FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                20 December 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                           International Power plc
                                 (the Company)

    Notification of share transactions on behalf of individuals discharging managerial responsibilities of International Power plc



This is to notify that on 20 December 2005, the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the individuals named below (being individuals who discharge managerial responsibilities of the Company).



The acquisition of shares in each case was the result of a release of shares from the International Power Employee Share Ownership Trust (for nil consideration). All share disposals were undertaken at a price of 246.824p on the London Stock Exchange. All transactions took place on 19 December 2005.


Name                                              Acquisition           Disposal

Stephen Ramsay                                          5,593              2,294

Peter Barlow                                           14,803                  0

Penny Chalmers                                         23,027             23,027

Sean Neely                                             47,698             47,698

Ken Teasdale                                            5,593              2,294

Ken Oakley                                             23,027             23,027

Vince Harris                                           10,856             10,856

Gareth Griffiths                                        7,237              7,237



Stephen Ramsay
Company Secretary




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary